SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2008
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

AMBEV REPORTS FIRST QUARTER 2008 RESULTS

São Paulo, May 08, 2008- Companhia de Bebidas das Américas - AmBev [BOVESPA: AMBV4, AMBV3; and NYSE: ABV, ABVc], announces today its results for the first quarter 2008 (Q1 2008). The following financial and operating information, unless otherwise indicated, is presented in nominal Reais and prepared in accordance with Brazilian GAAP and should be read in conjunction with our quarterly financial information for the three month period ending March 31, 2008. Our press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scopes represent the impact of acquisitions and divestitures and the start-up or termination of activities. Comparisons, unless otherwise stated, refer to the first quarter of 2007 (Q1 2007). Values in this release may not add up due to rounding.

OPERATING AND FINANCIAL HIGHLIGHTS

Strong performances by Quinsa and North America not enough to offset weakness in the Brazilian beverage industry.

Volume growth: Total volumes increased organically by 1.4% during Q1 2008. Our operations in Quinsa delivered organic volume growth of 9.9% and North America reported good volume growth of 8.0% including the Lakeport acquisition, with volumes increasing organically by 0.8% against Q1 2007. However, Brazilian Beer and CSD operations faced volume decline in the quarter due to a slow down in the beverage industry driven by unexpected and unusually cold and wet weather, an early Carnival and a sharp increase in core food prices impacting consumer spend.

Market Share improvement: We gained market share in our main operations as both Quinsa in Argentina and North America delivered market share growth for the quarter year over year. In Brazil, our average market share for the quarter was 67.8% for Beer and 17.7% for CSD, 20 bps and 40 bps higher than first quarter 2007, respectively.

Top line growth: Net sales increased organically by 7.1% during Q1 2008. Net revenues per hectoliter (+5.6%) were impacted positively by price increases in Brazil at the end of 2007 and the start of 2008, our continued focus on revenue management best practices and the development of the premium segment in all of our major markets.

Cost of Goods Sold and SG&A: COGS per hectoliter increased 7.8% in the quarter due to higher commodity prices such as barley and corn and a less favorable fixed cost absorption. Gains arising from sugar and currency appreciation partly offset these increases. SG&A (excluding depreciation and amortization) increased organically by 8.8% during Q1 2008, due to: (i) the timing of marketing investments in Brazil; (ii) growth in our Brazilian direct distribution network; (iii) labor cost increases in Argentina; and (iv) general inflation.

EBITDA and EBITDA Margin: Our EBITDA reached R$2,074.1 million during Q1 2008, which represents an organic increase of 4.9%. Our EBITDA margin in the first quarter was 42.8%.

Payout and Financial Discipline: Share buybacks in the quarter amounted to R$514.7 million.

Financial Highlights - AmBev Consolidated			% As		%				% As		%
R$ million	1Q07	1Q08	Reported		Organic		YTD 07	YTD 08	Reported		Organic
Total volumes	34,843.8	35,784.8	2.7%		1.4%		34,843.8	35,784.8	2.7%		1.4%
Beer	24,817.7	25,557.7	3.0%		1.2%		24,817.7	25,557.7	3.0%		1.2%
CSD and NANC	10,026.1	10,227.1	2.0%		1.7%		10,026.1	10,227.1	2.0%		1.7%
Net sales	4,655.0	4,847.8	4.1%		7.1%		4,655.0	4,847.8	4.1%		7.1%
Gross profit	3,105.2	3,202.9	3.1%		6.0%		3,105.2	3,202.9	3.1%		6.0%
Gross margin	66.7%	66.1%	-60	bps	-70	bps	66.7%	66.1%	-60	bps	-70	bps
EBITDA	2,042.6	2,074.1	1.5%		4.9%		2,042.6	2,074.1	1.5%		4.9%
EBITDA margin	43.9%	42.8%	-110	bps	-90	bps	43.9%	42.8%	-110	bps	-90	bps
Net Income	645.9	743.8	15.2%				645.9	743.8	15.2%
No. of share outstanding (millions)	629.6	611.6	-2.9%				629.6	611.6	-2.9%
EPS (R$/shares)	1.03	1.22	18.6%				1.03	1.22	18.6%
EPS excl. goodwill amortization (R$/shares)	1.66	2.02	22.1%				1.66	2.02	22.1%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

First Quarter 2008 Results May 08, 2008 Page 2

Message from AmBev Management

EBITDA grew 4.9% organically, reaching R$2,074.1 million with EBITDA margin declining by 90 bps. Both Quinsa and North America delivered strong performances with EBITDA growing 29.3% and 9.7%, respectively, while increasing margins by over 200 bps each. In Brazil, our gross contribution margin per hectoliter increased as a result of solid price execution, but EBITDA margin contracted organically due to the impact of lower volumes on fixed cost absorption and the timing of our Beer marketing investments which in the first quarter grew ahead of the level expected for the full year.

The beverage market in Brazil in the first quarter faced the combined challenges of unusually cold and wet weather, an early Carnival holiday and an increase in the price of the core food basket of more than twice the level of general consumer inflation. Our Beer EBITDA declined organically by 4.7%, on the back of a volume decline of 1.9%. However, Brazil CSD & Nanc EBITDA grew 23.0% organically with EBITDA margin 690 bps higher than Q1 2007. A CSD & NANC volume decline of 1.4% organically was more than offset by a COGS per hectoliter improvement of 7.0% driven by favorable sugar and currency hedges and a more favorable scheduling of our marketing investments in the first quarter. “Our Brazil operations in Q1 2008 were significantly impacted by a weak beverage industry. However, solid execution of our price increases, together with our superior portfolio, enabled us to finish Q1 2008 with a market share 20 bps higher than last year. Although 2008 will remain a challenging year, we believe there will be a return to industry growth as the year progresses. In fact, we saw an early sign of this in April with beer volumes growing 3.1%. We will continue to invest consistently behind our brands and our people given our long term confidence in the market”, says Luiz Fernando Edmond, CEO for Latin America

Quinsa continues to deliver strong results with organic volume growth in Q1 2008 of 9.9%, consisting of a 10.7% organic growth in beer volumes and a 8.5% organic growth in CSD & Nanc volumes. Despite the challenges of increasing commodity and labor costs, Quinsa contributed R$376.1 million to group EBITDA. “We are particularly pleased with our performance in Argentina where we have seen good industry growth coupled with share gains in both beer and soft drinks. Share gains are being driven by strong brands, successful innovation and superior execution of our commercial programs. We are working hard to implement ZBB across the board in 2008 to find savings to offset pressure from higher commodities prices”, says João Castro Neves, Quinsa’s CEO.

HILA-ex reported an EBITDA loss of R$15.5 million. Luiz Fernando Edmond, CEO for Latin America, comments: “Our operations in Peru, Ecuador and Dominican Republic continue their growth momentum from the second half of 2007 while Venezuela continues to be our most challenging operation”.

EBITDA for our North American operations reached R$231.3 million, 9.7% higher than Q1 2007 on an organic basis, with a 230 bps increase in margin. This result was driven by: (i) top line growth; (ii) continued savings in COGS, which helped to partly offset commodity pressures; and (iii) the phasing of some of our marketing investments. Bernardo Paiva, CEO for North America, adds: "We have been able to deliver EBITDA growth and market share growth in a tough competitive market. This shows the quality of our brands, people and commercial programs in North America".

Our strategy of distributing excess cash provided by operating activities continues. For the quarter, we returned to our shareholders R$514.7 million in share buybacks and announced a dividend payment, amounting to R$848.9 million in dividends and R$217.0 million in interest on capital, which was paid on April 28th, 2008.

Commodity costs will continue to be an area of focus. Despite weak Brazilian volumes in the first quarter, we remain committed to delivering an AmBev consolidated COGS per hectoliter below the level of inflation in 2008. Our productivity initiatives, our general cost discipline and favorable results from our sugar and US dollar hedge contracts in Brazil will be major contributors. Despite Brazil SG&A growth in Q1 2008, we continue to expect Brazil SG&A for the full year to grow in line with inflation, increase in volumes and direct distribution.

First Quarter 2008 Results May 08, 2008 Page 3

AmBev Consolidated

The following tables set out the consolidated results of AmBev for Q1 2008.

AmBev continues to grow EBITDA, delivering top line growth above volume growth. However, margins in the quarter were impacted by commodity cost pressures and the rate of fixed cost absorption as a result of lower volumes in Brazil. Strong results from Quinsa and North America helped to compensate for the challenges faced by Brazil in the quarter.

AmBev Consolidated Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	34,843.8	467.4	-	473.6	35,784.8	2.7%		1.4%
Net Revenue	4,655.0	62.6	(200.0)	330.2	4,847.8	4.1%		7.1%
Net Revenue/hl	133.6	0.0	(5.6)	7.5	135.5	1.4%		5.6%
COGS	(1,549.8)	(31.4)	81.4	(145.0)	(1,644.8)	6.1%		9.4%
COGS/hl	(44.5)	(0.3)	2.3	(3.5)	(46.0)	3.3%		7.8%
Gross Profit	3,105.2	31.2	(118.7)	185.2	3,202.9	3.1%		6.0%
Gross Margin	66.7%				66.1%	-60	bps	-70	bps
SG&A excl. deprec.&amort.	(1,164.8)	(31.6)	55.2	(102.8)	(1,244.0)	6.8%		8.8%
SG&A deprec.&amort.	(187.6)	(81.5)	2.5	(2.8)	(269.4)	43.6%		1.5%
SG&A Total	(1,352.4)	(113.1)	57.8	(105.6)	(1,513.4)	11.9%		7.8%
EBIT	1,752.8	(81.9)	(60.9)	79.6	1,689.6	-3.6%		4.5%
EBIT Margin	37.7%				34.9%	-280	bps	-90	bps
EBITDA	2,042.6	3.6	(73.0)	100.9	2,074.1	1.5%		4.9%
EBITDA Margin	43.9%				42.8%	-110	bps	-90	bps

AmBev Consolidated Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	34,843.8	467.4	-	473.6	35,784.8	2.7%		1.4%
Net Revenue	4,655.0	62.6	(200.0)	330.2	4,847.8	4.1%		7.1%
Net Revenue/hl	133.6	0.0	(5.6)	7.5	135.5	1.4%		5.6%
COGS	(1,549.8)	(31.4)	81.4	(145.0)	(1,644.8)	6.1%		9.4%
COGS/hl	(44.5)	(0.3)	2.3	(3.5)	(46.0)	3.3%		7.8%
Gross Profit	3,105.2	31.2	(118.7)	185.2	3,202.9	3.1%		6.0%
Gross Margin	66.7%				66.1%	-60	bps	-70	bps
SG&A excl. deprec.&amort.	(1,164.8)	(31.6)	55.2	(102.8)	(1,244.0)	6.8%		8.8%
SG&A deprec.&amort.	(187.6)	(81.5)	2.5	(2.8)	(269.4)	43.6%		1.5%
SG&A Total	(1,352.4)	(113.1)	57.8	(105.6)	(1,513.4)	11.9%		7.8%
EBIT	1,752.8	(81.9)	(60.9)	79.6	1,689.6	-3.6%		4.5%
EBIT Margin	37.7%				34.9%	-280	bps	-90	bps
EBITDA	2,042.6	3.6	(73.0)	100.9	2,074.1	1.5%		4.9%
EBITDA Margin	43.9%				42.8%	-110	bps	-90	bps

First Quarter 2008 Results May 08, 2008 Page 4

AMBEV - CONSOLIDATED RESULTS

The combination of AmBev’s operations in the Brazil, Quinsa, HILA-ex and North American business units, eliminating intercompany transactions, comprise our consolidated financial statements. The figures shown below are on an as-reported basis.

First Quarter 2008 Results May 08, 2008 Page 5

Brazil Consolidated

Consolidated Brazil Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	22,811.6	317.0		(398.4)	22,730.3	-0.4%		-1.7%
Net Revenue	3,001.9	20.4		141.4	3,163.6	5.4%		4.7%
Net Revenue/hl	131.6	(1.1)		8.6	139.2	5.8%		6.6%
COGS	(923.8)	(14.6)		(70.3)	(1,008.7)	9.2%		7.6%
COGS/hl	(40.5)	(0.0)		(3.9)	(44.4)	9.6%		9.5%
Gross Profit	2,078.1	5.8		71.0	2,154.9	3.7%		3.4%
Gross Margin	69.2%				68.1%	-110	bps	-90	bps
SG&A excl. deprec.&amort.	(622.8)	(6.0)		(96.7)	(725.5)	16.5%		15.5%
SG&A deprec.&amort.	(137.6)	(81.6)		(3.3)	(222.4)	61.7%		2.4%
SG&A Total	(760.4)	(87.5)		(99.9)	(947.9)	24.7%		13.1%
EBIT	1,317.6	(81.8)		(28.9)	1,207.0	-8.4%		-2.2%
EBIT Margin	43.9%				38.2%	-570	bps	-290	bps
EBITDA	1,492.4	0.2		(10.4)	1,482.3	-0.7%		-0.7%
EBITDA Margin	49.7%				46.9%	-290	bps	-260	bps

Consolidated Brazil Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	22,811.6	317.0		(398.4)	22,730.3	-0.4%		-1.7%
Net Revenue	3,001.9	20.4		141.4	3,163.6	5.4%		4.7%
Net Revenue/hl	131.6	(1.1)		8.6	139.2	5.8%		6.6%
COGS	(923.8)	(14.6)		(70.3)	(1,008.7)	9.2%		7.6%
COGS/hl	(40.5)	(0.0)		(3.9)	(44.4)	9.6%		9.5%
Gross Profit	2,078.1	5.8		71.0	2,154.9	3.7%		3.4%
Gross Margin	69.2%				68.1%	-110	bps	-90	bps
SG&A excl. deprec.&amort.	(622.8)	(6.0)		(96.7)	(725.5)	16.5%		15.5%
SG&A deprec.&amort.	(137.6)	(81.6)		(3.3)	(222.4)	61.7%		2.4%
SG&A Total	(760.4)	(87.5)		(99.9)	(947.9)	24.7%		13.1%
EBIT	1,317.6	(81.8)		(28.9)	1,207.0	-8.4%		-2.2%
EBIT Margin	43.9%				38.2%	-570	bps	-290	bps
EBITDA	1,492.4	0.2		(10.4)	1,482.3	-0.7%		-0.7%
EBITDA Margin	49.7%				46.9%	-290	bps	-260	bps

Our AmBev Brazil business unit reached an EBITDA of R$1,482.3 million in the quarter, representing an organic decline of 0.7% and an organic decline of 260 bps in EBITDA margin.

First Quarter 2008 Results May 08, 2008 Page 6

Beer Brazil

Beer Brazil Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	16,934.4	289.2		(314.6)	16,908.9	-0.2%		-1.9%
Net Revenue	2,450.2	18.3		96.4	2,565.0	4.7%		3.9%
Net Revenue/hl	144.7	(1.5)		8.5	151.7	4.8%		5.9%
COGS	(654.4)	(12.8)		(72.0)	(739.3)	13.0%		11.0%
COGS/hl	(38.6)	(0.0)		(5.1)	(43.7)	13.1%		13.1%
Gross Profit	1,795.8	5.5		24.4	1,825.7	1.7%		1.4%
Gross Margin	73.3%				71.2%	-210	bps	-180	bps
SG&A excl. deprec.&amort.	(551.0)	(5.3)		(95.9)	(652.2)	18.4%		17.4%
SG&A deprec.&amort.	(102.2)	(60.7)		(1.8)	(164.8)	61.2%		1.8%
SG&A Total	(653.2)	(66.1)		(97.7)	(816.9)	25.1%		15.0%
EBIT	1,142.6	(60.6)		(73.3)	1,008.8	-11.7%		-6.4%
EBIT Margin	46.6%				39.3%	-730	bps	-460	bps
EBITDA	1,276.7	0.5		(59.7)	1,217.6	-4.6%		-4.7%
EBITDA Margin	52.1%				47.5%	-460	bps	-430	bps

Beer Brazil Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	16,934.4	289.2		(314.6)	16,908.9	-0.2%		-1.9%
Net Revenue	2,450.2	18.3		96.4	2,565.0	4.7%		3.9%
Net Revenue/hl	144.7	(1.5)		8.5	151.7	4.8%		5.9%
COGS	(654.4)	(12.8)		(72.0)	(739.3)	13.0%		11.0%
COGS/hl	(38.6)	(0.0)		(5.1)	(43.7)	13.1%		13.1%
Gross Profit	1,795.8	5.5		24.4	1,825.7	1.7%		1.4%
Gross Margin	73.3%				71.2%	-210	bps	-180	bps
SG&A excl. deprec.&amort.	(551.0)	(5.3)		(95.9)	(652.2)	18.4%		17.4%
SG&A deprec.&amort.	(102.2)	(60.7)		(1.8)	(164.8)	61.2%		1.8%
SG&A Total	(653.2)	(66.1)		(97.7)	(816.9)	25.1%		15.0%
EBIT	1,142.6	(60.6)		(73.3)	1,008.8	-11.7%		-6.4%
EBIT Margin	46.6%				39.3%	-730	bps	-460	bps
EBITDA	1,276.7	0.5		(59.7)	1,217.6	-4.6%		-4.7%
EBITDA Margin	52.1%				47.5%	-460	bps	-430	bps

Brazilian beer volumes were very disappointing in the quarter (-1.9%) as a result of lower industry volumes due to the effects of cold and wet weather, an early Carnival and the impact of food inflation on disposable income. However, AmBev’s average market share for Q1 2008 reached 67.8%, which is 20 bps higher than the same period of last year.

Net revenue per hectoliter growth of 5.9% for the quarter was driven by price increases announced at the end of 2007, principally in the on-premise channel, as well as increases in the off-premise channel after Carnival. Packaging and channel mix, higher sales through direct distribution and the continuing growth of our premium brands also contributed to this result.

COGS per hectoliter grew 13.1% in the quarter. In addition to the anticipated increase in the cost of malt and corn, salary inflation and the benefits of currency, Q1 COGS were impacted by the purchase of third party malt and a less favorable fixed cost absorption due to lower volumes.

SG&A (excluding depreciation and amortization) increased 17.4% organically due to the timing of certain marketing campaigns but also due to an increase in direct distribution, higher net revenues and inflation.

First Quarter 2008 Results May 08, 2008 Page 7

CSD & Nanc

CSD&Nanc Brazil Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	5,877.3	27.8		(83.8)	5,821.3	-1.0%		-1.4%
Net Revenue	507.5	2.0		22.0	531.5	4.7%		4.3%
Net Revenue/hl	86.3	(0.1)		5.0	91.3	5.7%		5.8%
COGS	(247.0)	(1.7)		20.6	(228.1)	-7.6%		-8.4%
COGS/hl	(42.0)	(0.1)		3.0	(39.2)	-6.8%		-7.0%
Gross Profit	260.5	0.3		42.6	303.4	16.5%		16.3%
Gross Margin	51.3%				57.1%	570	bps	590	bps
SG&A excl. deprec.&amort.	(71.0)	(0.6)		(1.2)	(72.8)	2.6%		1.7%
SG&A deprec.&amort.	(35.4)	(20.8)		(1.5)	(57.7)	63.0%		4.1%
SG&A Total	(106.4)	(21.5)		(2.6)	(130.5)	22.7%		2.5%
EBIT	154.1	(21.2)		39.9	172.9	12.2%		25.9%
EBIT Margin	30.4%				32.5%	220	bps	630	bps
EBITDA	194.8	(0.3)		44.8	239.3	22.8%		23.0%
EBITDA Margin	38.4%				45.0%	660	bps	690	bps

CSD&Nanc Brazil Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	5,877.3	27.8	-	(83.8)	5,821.3	-1.0%		-1.4%
Net Revenue	507.5	2.0	-	22.0	531.5	4.7%		4.3%
Net Revenue/hl	86.3	(0.1)		5.0	91.3	5.7%		5.8%
COGS	(247.0)	(1.7)	-	20.6	(228.1)	-7.6%		-8.4%
COGS/hl	(42.0)	(0.1)		3.0	(39.2)	-6.8%		-7.0%
Gross Profit	260.5	0.3		42.6	303.4	16.5%		16.3%
Gross Margin	51.3%				57.1%	570	bps	590	bps
SG&A excl. deprec.&amort.	(71.0)	(0.6)	-	(1.2)	(72.8)	2.6%		1.7%
SG&A deprec.&amort.	(35.4)	(20.8)	-	(1.5)	(57.7)	63.0%		4.1%
SG&A Total	(106.4)	(21.5)		(2.6)	(130.5)	22.7%		2.5%
EBIT	154.1	(21.2)		39.9	172.9	12.2%		25.9%
EBIT Margin	30.4%				32.5%	220	bps	630	bps
EBITDA	194.8	(0.3)	-	44.8	239.3	22.8%		23.0%
EBITDA Margin	38.4%				45.0%	660	bps	690	bps

The Brazilian soft drinks operation posted organic volume decline of 1.4% in the quarter. As with Beer, the decrease is explained by a decline in industry volumes due to weather (impacting NANC in particular), early Carnival and food inflation, partly offset by higher market share (Q1 2008: 17.7%; Q1 2007: 17.3%).

Net Revenues per hectoliter grew 5.8% organically mainly because of price adjustments throughout the quarter, better product mix and an increase in the share of direct distribution.

Cost of goods sold decreased organically by 7.0% on a per hectoliter basis, benefiting from expected gains in our sugar prices and foreign exchange hedges, partly offset by a less favorable fixed cost absorption.

SG&A (excluding depreciation and amortization) increased 1.7% organically primarily due to favorable scheduling of our marketing investments when compared to last year and partly offset by inflation and the expansion of direct distribution.

First Quarter 2008 Results May 08, 2008 Page 8

Malt and By-Products

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported	Organic
Volume ('000 hl)
Net Revenue	44.3			22.9	67.2	51.8%	51.8%
Net Revenue/hl
COGS	(22.5)			(18.9)	(41.4)	83.9%	83.9%
COGS/hl
Gross Profit	21.8			4.1	25.8	18.6%	18.6%
Gross Margin	49.2%				38.4%	nm	nm
SG&A excl. deprec.&amort.	(0.9)			0.4	(0.4)	-48.5%	-48.5%
SG&A deprec.&amort.
SG&A Total	(0.9)			0.4	(0.4)	-48.5%	-48.5%
EBIT	20.9			4.5	25.4	21.4%	21.4%
EBIT Margin	47.2%				37.8%	nm	nm
EBITDA	20.9			4.5	25.4	21.4%	21.4%
EBITDA Margin	47.2%				37.8%	nm	nm

Other Products Brazil Results			Currency	Organic		% As	%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported	Organic
Volume ('000 hl)
Net Revenue	44.3			22.9	67.2	51.8%	51.8%
Net Revenue/hl
COGS	(22.5)			(18.9)	(41.4)	83.9%	83.9%
COGS/hl
Gross Profit	21.8			4.1	25.8	18.6%	18.6%
Gross Margin	49.2%				38.4%	nm	nm
SG&A excl. deprec.&amort.	(0.9)			0.4	(0.4)	-48.5%	-48.5%
SG&A deprec.&amort.
SG&A Total	(0.9)			0.4	(0.4)	-48.5%	-48.5%
EBIT	20.9			4.5	25.4	21.4%	21.4%
EBIT Margin	47.2%				37.8%	nm	nm
EBITDA	20.9			4.5	25.4	21.4%	21.4%
EBITDA Margin	47.2%				37.8%	nm	nm

EBITDA from Malt and By-Products in Brazil increased organically in Q1 2008 by 21.4% to R$25.4 million. Our EBITDA from Malt and By-Products in any given quarter depends on several factors and can fluctuate.

First Quarter 2008 Results May 08, 2008 Page 9

Quinsa Consolidated

Quinsa Consolidated Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	8,353.9	-		824.1	9,178.1	9.9%		9.9%
Net Revenue	769.4	-	(143.9)	179.8	805.3	4.7%		23.4%
Net Revenue/hl	92.1	-	(15.7)	11.3	87.7	-4.7%		12.3%
COGS	(299.9)	0.0	56.2	(62.7)	(306.3)	2.2%		20.9%
COGS/hl	(35.9)	0.0	6.1	(3.6)	(33.4)	-7.0%		10.1%
Gross Profit	469.5	0.0	(87.6)	117.1	499.0	6.3%		24.9%
Gross Margin	61.0%	-			62.0%	90	bps	80	bps
SG&A excl. deprec.&amort.	(150.4)	-	25.6	(23.5)	(148.4)	-1.4%		15.7%
SG&A deprec.&amort.	(19.9)	-	2.1	(5.4)	(23.2)	16.7%		27.1%
SG&A Total	(170.3)	-	27.7	(28.9)	(171.6)	0.8%		17.0%
EBIT	299.2	0.0	(60.0)	88.1	327.4	9.4%		29.5%
EBIT Margin	38.9%	0.0%			40.7%	180	bps	190	bps
EBITDA	343.2	0.0	(67.5)	100.4	376.1	9.6%		29.3%
EBITDA Margin	44.6%	-			46.7%	210	bps	210	bps

Quinsa Consolidated Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	8,353.9	-		824.1	9,178.1	9.9%		9.9%
Net Revenue	769.4	-	(143.9)	179.8	805.3	4.7%		23.4%
Net Revenue/hl	92.1	-	(15.7)	11.3	87.7	-4.7%		12.3%
COGS	(299.9)	0.0	56.2	(62.7)	(306.3)	2.2%		20.9%
COGS/hl	(35.9)	0.0	6.1	(3.6)	(33.4)	-7.0%		10.1%
Gross Profit	469.5	0.0	(87.6)	117.1	499.0	6.3%		24.9%
Gross Margin	61.0%	-			62.0%	90	bps	80	bps
SG&A excl. deprec.&amort.	(150.4)	-	25.6	(23.5)	(148.4)	-1.4%		15.7%
SG&A deprec.&amort.	(19.9)	-	2.1	(5.4)	(23.2)	16.7%		27.1%
SG&A Total	(170.3)	-	27.7	(28.9)	(171.6)	0.8%		17.0%
EBIT	299.2	0.0	(60.0)	88.1	327.4	9.4%		29.5%
EBIT Margin	38.9%	-			40.7%	180	bps	190	bps
EBITDA	343.2	0.0	(67.5)	100.4	376.1	9.6%		29.3%
EBITDA Margin	44.6%	-			46.7%	210	bps	210	bps

Quinsa organic volume growth was 9.9% in Q1 2008.

Despite the continued challenges posed by the general economic environment in its main market of Argentina, Quinsa delivered EBITDA amounting to R$376.1 million in the quarter, which represents strong organic growth of 29.3%, while increasing EBITDA margin by 210 bps on an organic basis to 46.7%.

First Quarter 2008 Results May 08, 2008 Page 10

Quinsa Beer

Quinsa Beer Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	5,129.3			550.9	5,680.2	10.7%		10.7%
Net Revenue	556.8		(93.4)	116.6	580.1	4.2%		20.9%
Net Revenue/hl	108.6		(16.4)	10.0	102.1	-5.9%		9.2%
COGS	(162.7)		25.5	(32.7)	(169.9)	4.4%		20.1%
COGS/hl	(31.7)		4.5	(2.7)	(29.9)	-5.7%		8.4%
Gross Profit	394.1		(67.9)	83.9	410.2	4.1%		21.3%
Gross Margin	70.8%				70.7%	-10	bps	20	bps
SG&A excl. deprec.&amort.	(113.2)		17.0	(12.6)	(108.8)	-3.9%		11.1%
SG&A deprec.&amort.	(15.6)		0.8	(3.4)	(18.2)	16.9%		22.0%
SG&A Total	(128.8)		17.8	(16.0)	(127.0)	-1.4%		12.5%
EBIT	265.3		(50.0)	67.9	283.2	6.7%		25.6%
EBIT Margin	47.6%				48.8%	120	bps	180	bps
EBITDA	300.2		(55.6)	78.8	323.5	7.8%		26.3%
EBITDA Margin	53.9%				55.8%	190	bps	240	bps

Quinsa Beer Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	5,129.3			550.9	5,680.2	10.7%		10.7%
Net Revenue	556.8		(93.4)	116.6	580.1	4.2%		20.9%
Net Revenue/hl	108.6		(16.4)	10.0	102.1	-5.9%		9.2%
COGS	(162.7)		25.5	(32.7)	(169.9)	4.4%		20.1%
COGS/hl	(31.7)		4.5	(2.7)	(29.9)	-5.7%		8.4%
Gross Profit	394.1		(67.9)	83.9	410.2	4.1%		21.3%
Gross Margin	70.8%				70.7%	-10	bps	20	bps
SG&A excl. deprec.&amort.	(113.2)		17.0	(12.6)	(108.8)	-3.9%		11.1%
SG&A deprec.&amort.	(15.6)		0.8	(3.4)	(18.2)	16.9%		22.0%
SG&A Total	(128.8)		17.8	(16.0)	(127.0)	-1.4%		12.5%
EBIT	265.3		(50.0)	67.9	283.2	6.7%		25.6%
EBIT Margin	47.6%				48.8%	120	bps	180	bps
EBITDA	300.2		(55.6)	78.8	323.5	7.8%		26.3%
EBITDA Margin	53.9%				55.8%	190	bps	240	bps

Beer volume organic growth of 10.7% reflects increased volumes in all of the Quinsa markets as a result of strong economic fundamentals, market share gains in Argentina and good performances from our premium brands.

The increase in net revenues per hectoliter of 9.2% was driven by price increases throughout the region and better premium brand mix.

COGS per hectoliter increased by 8.4% because of: (i) higher commodity prices; (ii) energy costs in Argentina and Chile; and (iii) salary increases above inflation to certain unionized employees.

SG&A expenses (excluding depreciation and amortization) increased 11.1% when compared to the same period last year due to: (i) the impact of higher volumes on variable costs such as transportation and (ii) salary increases above inflation for unionized truckers in Argentina and Uruguay.

First Quarter 2008 Results May 08, 2008 Page 11

Quinsa CSD & NANC

Quinsa CSD&Nanc Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	3,224.7			273.2	3,497.9	8.5%		8.5%
Net Revenue	212.6		(50.5)	63.2	225.3	6.0%		29.7%
Net Revenue/hl	65.9		(14.4)	12.9	64.4	-2.3%		19.6%
COGS	(137.2)		30.7	(30.1)	(136.5)	-0.5%		21.9%
COGS/hl	(42.5)		8.8	(5.3)	(39.0)	-8.3%		12.4%
Gross Profit	75.4		(19.8)	33.1	88.8	17.7%		43.9%
Gross Margin	35.5%				39.4%	390	bps	390	bps
SG&A excl. deprec.&amort.	(37.2)		8.6	(10.9)	(39.6)	6.3%		29.4%
SG&A deprec.&amort.	(4.4)		1.3	(2.0)	(5.1)	16.2%		45.3%
SG&A Total	(41.5)		9.8	(12.9)	(44.6)	7.4%		31.0%
EBIT	33.9		(9.9)	20.2	44.2	30.4%		59.8%
EBIT Margin	15.9%				19.6%	370	bps	370	bps
EBITDA	42.9		(11.9)	21.6	52.5	22.4%		50.2%
EBITDA Margin	20.2%				23.3%	310	bps	320	bps

Quinsa CSD&Nanc Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	3,224.7	-		273.2	3,497.9	8.5%		8.5%
Net Revenue	212.6	-	(50.5)	63.2	225.3	6.0%		29.7%
Net Revenue/hl	65.9	-	(14.4)	12.9	64.4	-2.3%		19.6%
COGS	(137.2)	-	30.7	(30.1)	(136.5)	-0.5%		21.9%
COGS/hl	(42.5)	-	8.8	(5.3)	(39.0)	-8.3%		12.4%
Gross Profit	75.4	-	(19.8)	33.1	88.8	17.7%		43.9%
Gross Margin	35.5%	-			39.4%	390	bps	390	bps
SG&A excl. deprec.&amort.	(37.2)	-	8.6	(10.9)	(39.6)	6.3%		29.4%
SG&A deprec.&amort.	(4.4)	-	1.3	(2.0)	(5.1)	16.2%		45.3%
SG&A Total	(41.5)	-	9.8	(12.9)	(44.6)	7.4%		31.0%
EBIT	33.9	-	(9.9)	20.2	44.2	30.4%		59.8%
EBIT Margin	15.9%	-			19.6%	370	bps	370	bps
EBITDA	42.9	-	(11.9)	21.6	52.5	22.4%		50.2%
EBITDA Margin	20.2%	-			23.3%	310	bps	320	bps

CSD & Nanc operations in Quinsa presented solid results, delivering organic volume growth of 8.5% despite price increases at the end of the year in Argentina. This was a combination of good industry volumes and higher market share in both Argentina and Uruguay.

Organic growth in net revenue per hectoliter amounted to 19.6% because of price increases implemented during 2007 and by the end of the first quarter together with revenue management initiatives.

COGS per hectoliter increased 12.4% organically, due to the negative impacts from higher costs of sugar, pet bottles, energy and higher labor costs.

SG&A expenses (excluding depreciation and amortization) were 29.4% higher than the same period last year due to higher labor and transportation costs (salary increases above inflation for unionized truckers in Argentina and Uruguay) and higher marketing expenses linked to higher net revenues.

First Quarter 2008 Results May 08, 2008 Page 12

HILA-ex Consolidated

Hila-ex Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	1,611.8			32.0	1,643.8	2.0%		2.0%
Net Revenue	178.9		(26.3)	(6.5)	146.1	-18.3%		-3.6%
Net Revenue/hl	111.0		(16.0)	(6.1)	88.9	-19.9%		-5.5%
COGS	(103.6)		15.3	(0.9)	(89.2)	-13.9%		0.9%
COGS/hl	(64.3)		9.3	0.7	(54.3)	-15.5%		-1.1%
Gross Profit	75.3		(11.0)	(7.4)	56.8	-24.5%		-9.8%
Gross Margin	42.1%				38.9%	-320	bps	-270	bps
SG&A excl. deprec.&amort.	(95.1)		18.0	(4.3)	(81.4)	-14.5%		4.5%
SG&A deprec.&amort.	(15.9)			3.1	(12.8)	-19.8%		-19.8%
SG&A Total	(111.1)		18.0	(1.1)	(94.1)	-15.2%		1.0%
EBIT	(35.8)		7.0	(8.5)	(37.3)	nm		nm
EBIT Margin	-20.0%				-25.5%	-550	bps	-570	bps
EBITDA	(9.4)		4.0	(10.2)	(15.5)	nm		nm
EBITDA Margin	-5.3%				-10.6%	-540	bps	-610	bps

Hila-ex Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	1,611.8			32.0	1,643.8	2.0%		2.0%
Net Revenue	178.9		(26.3)	(6.5)	146.1	-18.3%		-3.6%
Net Revenue/hl	111.0		(16.0)	(6.1)	88.9	-19.9%		-5.5%
COGS	(103.6)		15.3	(0.9)	(89.2)	-13.9%		0.9%
COGS/hl	(64.3)		9.3	0.7	(54.3)	-15.5%		-1.1%
Gross Profit	75.3		(11.0)	(7.4)	56.8	-24.5%		-9.8%
Gross Margin	42.1%				38.9%	-320	bps	-270	bps
SG&A excl. deprec.&amort.	(95.1)		18.0	(4.3)	(81.4)	-14.5%		4.5%
SG&A deprec.&amort.	(15.9)			3.1	(12.8)	-19.8%		-19.8%
SG&A Total	(111.1)		18.0	(1.1)	(94.1)	-15.2%		1.0%
EBIT	(35.8)		7.0	(8.5)	(37.3)	nm		nm
EBIT Margin	-20.0%				-25.5%	-550	bps	-570	bps
EBITDA	(9.4)		4.0	(10.2)	(15.5)	nm		nm
EBITDA Margin	-5.3%				-10.6%	-540	bps	-610	bps

The HILA-ex business unit reported an EBITDA loss of R$15.5 million in the quarter.

First Quarter 2008 Results May 08, 2008 Page 13

HILA-ex Beer

Hila-ex Beer Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	687.6			48.2	735.8	7.0%		7.0%
Net Revenue	104.4		(17.8)	2.1	88.7	-15.0%		2.0%
Net Revenue/hl	151.8		(24.2)	(7.1)	120.5	-20.6%		-4.7%
COGS	(54.3)		9.4	(7.6)	(52.5)	-3.3%		14.1%
COGS/hl	(78.9)		12.8	(5.2)	(71.3)	-9.6%		6.6%
Gross Profit	50.1		(8.4)	(5.5)	36.2	-27.7%		-11.0%
Gross Margin	48.0%				40.8%	-720	bps	-610	bps
SG&A excl. deprec.&amort.	(65.1)		13.5	(8.1)	(59.7)	-8.3%		12.4%
SG&A deprec.&amort.	(8.0)			(0.7)	(8.7)	8.8%		8.8%
SG&A Total	(73.1)		13.5	(8.8)	(68.4)	-6.4%		12.0%
EBIT	(23.0)		5.1	(14.3)	(32.2)	nm		nm
EBIT Margin	-22.1%				-36.3%	-1430	bps	-1300	bps
EBITDA	(7.3)		3.3	(13.6)	(17.7)	nm		nm
EBITDA Margin	-7.0%				-19.9%	-1290	bps	-1270	bps

Hila-ex Beer Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	687.6			48.2	735.8	7.0%		7.0%
Net Revenue	104.4		(17.8)	2.1	88.7	-15.0%		2.0%
Net Revenue/hl	151.8		(24.2)	(7.1)	120.5	-20.6%		-4.7%
COGS	(54.3)		9.4	(7.6)	(52.5)	-3.3%		14.1%
COGS/hl	(78.9)		12.8	(5.2)	(71.3)	-9.6%		6.6%
Gross Profit	50.1		(8.4)	(5.5)	36.2	-27.7%		-11.0%
Gross Margin	48.0%				40.8%	-720	bps	-610	bps
SG&A excl. deprec.&amort.	(65.1)		13.5	(8.1)	(59.7)	-8.3%		12.4%
SG&A deprec.&amort.	(8.0)			(0.7)	(8.7)	8.8%		8.8%
SG&A Total	(73.1)		13.5	(8.8)	(68.4)	-6.4%		12.0%
EBIT	(23.0)		5.1	(14.3)	(32.2)	nm		nm
EBIT Margin	-22.1%				-36.3%	-1430	bps	-1300	bps
EBITDA	(7.3)		3.3	(13.6)	(17.7)	nm		nm
EBITDA Margin	-7.0%				-19.9%	-1290	bps	-1270	bps

HILA-ex beer volumes increased 7.0% due to continued volume growth in Peru, Ecuador and the Dominican Republic, partly offset by continuing challenges in Venezuela.

Net Revenue per hectoliter fell by 4.7% in the quarter while COGS per hectoliter increased by 6.6% on an organic basis, driven by commodity cost pressures.

SG&A (excluding depreciation and amortization) showed an organic increase of 12.4% and is explained by (i) higher sales and marketing investments in the Dominican Republic and Central America to support the launch of new initiatives and (ii) higher distribution expenses due to inflation in Venezuela.

Beer EBITDA declined organically by R$13.6 million in the quarter.

First Quarter 2008 Results May 08, 2008 Page 14

HILA-ex CSD & NANC

Hila-ex CSD&Nanc Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	924.2			(16.2)	907.9	-1.8%		-1.8%
Net Revenue	74.5		(8.5)	(8.6)	57.4	-23.0%		-11.5%
Net Revenue/hl	80.6		(9.4)	(8.0)	63.2	-21.6%		-10.0%
COGS	(49.3)		5.8	6.7	(36.8)	-25.5%		-13.7%
COGS/hl	(53.4)		6.4	6.5	(40.5)	-24.2%		-12.1%
Gross Profit	25.2		(2.7)	(1.9)	20.6	-18.0%		-7.4%
Gross Margin	33.8%				36.0%	220	bps	160	bps
SG&A excl. deprec.&amort.	(30.0)		4.6	3.8	(21.7)	-27.9%		-12.6%
SG&A deprec.&amort.	(7.9)		-	3.8	(4.1)	-48.7%		-48.7%
SG&A Total	(37.9)		4.6	7.6	(25.7)	-32.2%		-20.1%
EBIT	(12.8)		1.9	5.8	(5.1)	nm		nm
EBIT Margin	-17.2%				-8.9%	830	bps	650	bps
EBITDA	(2.1)		0.8	3.5	2.1	nm		nm
EBITDA Margin	-2.8%				3.7%	650	bps	490	bps

Hila-ex CSD&Nanc Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	924.2			(16.2)	907.9	-1.8%		-1.8%
Net Revenue	74.5		(8.5)	(8.6)	57.4	-23.0%		-11.5%
Net Revenue/hl	80.6		(9.4)	(8.0)	63.2	-21.6%		-10.0%
COGS	(49.3)		5.8	6.7	(36.8)	-25.5%		-13.7%
COGS/hl	(53.4)		6.4	6.5	(40.5)	-24.2%		-12.1%
Gross Profit	25.2		(2.7)	(1.9)	20.6	-18.0%		-7.4%
Gross Margin	33.8%				36.0%	220	bps	160	bps
SG&A excl. deprec.&amort.	(30.0)		4.6	3.8	(21.7)	-27.9%		-12.6%
SG&A deprec.&amort.	(7.9)			3.8	(4.1)	-48.7%		-48.7%
SG&A Total	(37.9)		4.6	7.6	(25.7)	-32.2%		-20.1%
EBIT	(12.8)		1.9	5.8	(5.1)	nm		nm
EBIT Margin	-17.2%				-8.9%	830	bps	650	bps
EBITDA	(2.1)		0.8	3.5	2.1	nm		nm
EBITDA Margin	-2.8%				3.7%	650	bps	490	bps

HILA-ex CSD & Nanc volumes declined 1.8% as we continue to focus on repositioning our brands in certain markets. This impact was partly offset by cost savings due to a better packaging mix.

Net revenues per hectoliter reduced by 10.0% in the period and our COGS per hectoliter decreased by 12.1% primarily due to higher volumes and other cost saving initiatives.

CSD & Nanc delivered a small EBITDA gain of R$2.1 million in Q1 2008 and showed improvement when compared to last year.

First Quarter 2008 Results May 08, 2008 Page 15

North America

North America Results			Currency	Organic		% As		%
R$ million	1Q07	Scope	Translation	Growth	1Q08	Reported		Organic
Volume ('000 hl)	2,066.5	150.4		15.9	2,232.8	8.0%		0.8%
Domestic	1,749.2	150.4		27.0	1,926.5	10.1%		1.5%
Exports	317.3			(11.1)	306.3	-3.5%		-3.5%
Net Revenue	704.8	42.2	(29.9)	15.5	732.7	4.0%		2.2%
Domestic	671.9	42.2	(28.8)	20.8	706.2	5.1%		3.1%
E xports	32.9		(1.1)	(5.3)	26.5	-19.5%		-16.1%
Net Revenue/hl	341.1	(4.4)	(13.4)	4.9	328.2	-3.8%		1.4%
Domestic	384.1	(8.5)	(14.9)	5.9	366.6	-4.6%		1.5%
Exports	103.8	-	(3.6)	(13.6)	86.6	-16.6%		-13.1%
COGS	(222.4)	(16.8)	9.9	(11.1)	(240.5)	8.1%		5.0%
COGS/hl	(107.6)	0.0	4.4	(4.5)	(107.7)	0.1%		4.2%
Gross Profit	482.4	25.4	(20.0)	4.4	492.2	2.0%		0.9%
Gross Margin	68.4%				67.2%	-130	bps	-90	bps
SG&A excl. deprec.&amort.	(296.5)	(25.6)	11.6	21.7	(288.8)	-2.6%		-7.3%
SG&A deprec.&amort.	(14.1)	0.0	0.4	2.7	(10.9)	-22.7%		-19.2%
SG&A Total	(310.6)	(25.6)	12.1	24.4	(299.7)	-3.5%		-8%
EBIT	171.8	(0.2)	(8.0)	28.8	192.5	12.0%		16.8%
EBIT Margin	24.4%				26.3%	190	bps	350	bps
EBITDA	216.5	3.3	(9.6)	21.1	231.3	6.8%		9.7%
EBITDA Margin	30.7%				31.6%	80	bps	230	bps

North America Results			Currency	Organic		% As		%
R$ million	YTD 07	Scope	Translation	Growth	YTD 08	Reported		Organic
Volume ('000 hl)	2,066.5	150.4		15.9	2,232.8	8.0%		0.8%
Domestic	1,749.2	150.4		27.0	1,926.5	10.1%		1.5%
Exports	317.3			(11.1)	306.3	-3.5%		-3.5%
Net Revenue	704.8	42.2	(29.9)	15.5	732.7	4.0%		2.2%
Domestic	671.9	42.2	(28.8)	20.8	706.2	5.1%		3.1%
Exports	32.9	-	(1.1)	(5.3)	26.5	-19.5%		-16.1%
Net Revenue/hl	341.1	(4.4)	(13.4)	4.9	328.2	-3.8%		1.4%
Domestic	384.1	(8.5)	(14.9)	5.9	366.6	-4.6%		1.5%
Exports	103.8	-	(3.6)	(13.6)	86.6	-16.6%		-13.1%
COGS	(222.4)	(16.8)	9.9	(11.1)	(240.5)	8.1%		5.0%
COGS/hl	(107.6)	0.0	4.4	(4.5)	(107.7)	0.1%		4.2%
Gross Profit	482.4	25.4	(20.0)	4.4	492.2	2.0%		0.9%
Gross Margin	68.4%				67.2%	-130	bps	-90	bps
SG&A excl. deprec.&amort.	(296.5)	(25.6)	11.6	21.7	(288.8)	-2.6%		-7.3%
SG&A deprec.&amort.	(14.1)	0.0	0.4	2.7	(10.9)	-22.7%		-19.2%
SG&A Total	(310.6)	(25.6)	12.1	24.4	(299.7)	-3.5%		-8%
EBIT	171.8	(0.2)	(8.0)	28.8	192.5	12.0%		16.8%
EBIT Margin	24.4%				26.3%	190	bps	350	bps
EBITDA	216.5	3.3	(9.6)	21.1	231.3	6.8%		9.7%
EBITDA Margin	30.7%				31.6%	80	bps	230	bps

Reported Labatt volumes grew by 8.0% versus Q1 2007, driven by the acquisition of Lakeport and by continued organic growth within the existing Labatt portfolio (+1.5% in the domestic market).

Domestic net revenues per hl grew 1.5% because of reduced competitor pricing activity in the quarter. Export net sales per hectoliter were adversely impacted by the appreciation of the Canadian dollar against the U.S. dollar year on year. Despite commodity pressures, COGS per hl were under control (+4.2%) on an organic basis, driven by efficiencies in our breweries and lower costs from last year inventories. SG&A excluding depreciation was down 7.3% mainly due to the timing of investments in the market place when compared to last year.

As a result of these effects, Labatt was able to organically grow its EBITDA by 9.7% and its EBITDA margin by 230 bps.

First Quarter 2008 Results May 08, 2008 Page 16

Analysis of below EBITDA lines

	AmBev Consolidated
	1Q08	1Q07%		YTD 08	YTD 07%

EBIT	1,689.6	1,752.8	-3.6%	1,689.6	1,752.8	-3.6%
% Net Sales	34.9%	37.7%		34.9%	37.7%

Provisions for Contingencies	(32.1)	(27.1)	nm	(32.1)	(27.1)	nm
Other Operating Income (Expenses)	(284.5)	(369.6)	-23.0%	(284.5)	(369.6)	-23.0%
Equity Income	16.7	0.1	nm	16.7	0.1	nm
Net Financial Result	(272.2)	(296.2)	-8.1%	(272.2)	(296.2)	-8.1%
Non-Operating Income (Expense)	(3.3)	7.7	nm	(3.3)	7.7	nm
Income Before Taxes	1,114.2	1,067.7	4.4%	1,114.2	1,067.7	4.4%
Provision for Income Tax/Social Contribution	(340.7)	(423.0)	-19.5%	(340.7)	(423.0)	-19.5%
Provision for Profit Sharing & Bonuses	(15.9)	9.6	nm	(15.9)	9.6	nm
Minority Interest	(13.8)	(8.4)	63.9%	(13.8)	(8.4)	63.9%

Net Income	743.8	645.9	15.2%	743.8	645.9	15.2%

Provisions for Contingencies

Provisions for contingencies in Q1 2008 were a net expense of R$32.1 million which is in line with the Q1 2007 net expense of R$27.1 million.

Other Operating Income (Expense)

The net result of other operating income (expense) was a R$284.5 million net expense in Q1 2008 compared to a net expense of R$369.6 million in Q1 2007.

The decrease is primarily a result of translation gains on foreign investments of R$77.2 million in Q1 2008 (compared to a loss of R$14.3 million in Q1 2007), principally due to the depreciation of the Argentinean Peso compared to other Latin American currencies in the period. These gains were partly offset by higher goodwill amortization in Q1 2008 when compared to last year as a result of the Lakeport and Cintra acquisitions in Q1 2007 and the acquisition of a larger stake in Quinsa following the tender offer launched in December 2007. Other Operating Expense also decreased due to the change in classification of the amortization of the BAH goodwill from Other Operating Expense to SG&A as a result of the BAH merger in June 2007.

Goodwill amortization expense in the period of R$413.7 million (Q1 2007 - R$397.4 million) was primarily comprised of goodwill amortization on the acquisition of Labatt, Quinsa and Cintra of R$321.2 million, R$45.9 million and R$9.4 million, respectively.

First Quarter 2008 Results May 08, 2008 Page 17

Net Financial Results

AmBev’s net financial result in the quarter was a R$272.2 million expense, compared to a net expense of R$296.2 million in Q1 2007. This decrease was primarily a result of: (i) net financial expense in connection with our foreign currency denominated debt which is fully hedged of R$177.7 million in the quarter compared to R$ 193.3 million in Q1 2007 and (ii) lower taxes on financial transactions in the quarter due to the elimination of the CPMF, partly offset by other financial expenses, net which were R$12.6 million lower in the period.

The table below details the main items within these amounts:

Breakdown of Net Financial Result
R$ million	1Q08	1Q07	YTD 08	YTD 07

Financial income
Financial income on cash and cash equivalents	31.5	29.4	31.5	29.4
Foreign exchange gains (losses) on assets	(3.0)	(13.3)	(3.0)	(13.3)
Net gains from derivative instruments	68.7		68.7
Interest income on stock ownership plan	1.8	2.2	1.8	2.2
Interest on taxes, contributions and judicial deposits	26.9	8.1	26.9	8.1
Other	14.2	2.7	14.2	2.7
Total	140.1	29.1	140.1	29.1

Financial expense
Interest expense on local currency debt	132.9	79.3	132.9	79.3
Interest expense on foreign currency debt	122.2	133.8	122.2	133.8
Foreign exchange (gains) losses on debt	124.2	(107.8)	124.2	(107.8)
Net losses from derivative instruments		167.3		167.3
Taxes on financial transactions	15.3	36.3	15.3	36.3
Interest on contingencies and other	3.6	5.4	3.6	5.4
Other	14.1	11.0	14.1	11.0
Total	412.3	325.3	412.3	325.3

Net Financial Result	(272.2)	(296.2)	(272.2)	(296.2)

The Company’s total net debt increased from R$7,369.2 million in Q4 2007 to R$8,225.1 million in Q1 2008. Cash and cash equivalents decreased by R$412.7 million and short-term investments decreased by R$34.5 million, while foreign currency denominated debt increased by R$530.1 million. These movements were a result of our acquisition of an increased stake in Quinsa for R$617 million and share-buybacks in the period of R$515 million.

The table below details AmBev’s consolidated debt profile:

	1Q08	1Q08	1Q08	4Q07	4 Q07	4 Q07
Debt Breakdown	Short	Long	Total	Short	Long	Total
R$ million	Term	Term		Term	Term

Local Currency	273.6	4,394.5	4,668.1	378.5	4,411.0	4,789.5
Foreign Currency	2,744.8	2,848.0	5,592.8	2,097.8	2,964.9	5,062.7
Consolidated Debt	3,018.4	7,242.5	10,260.9	2,476.3	7,375.9	9,852.2
Cash and Equivalents			1,895.5			2,308.2
Short-Term Investiments			140.3			174.8
Net Debt			8,225.1			7,369.2

First Quarter 2008 Results May 08, 2008 Page 18

Non-Operating Income (Expense)

The net result from non-operating income and expenses was a loss of R$3.3 million compared to a R$7.6 million gain in Q1 2007.

Provision for Income Tax / Social Contribution

The R$340.7 million provision for income tax and social contribution in the quarter represents an effective tax rate of 31.0%, compared to 39.3% in Q1 2007. This decrease is principally a result of (i) non-taxable gains arising from investments denominated in foreign currencies compared to non-deductible losses last year; (ii) the deductibility of the BAH goodwill and tax expenses recorded in the first quarter of 2007 which were one-offs in nature.

The table below shows the reconciliation for income tax and social contribution provision.

Income Tax and Social Contribution
R$ million	1Q08	1Q07	YTD 08	YTD 07

Net income before taxes and profit sharing	1,114.2	1,067.7	1,114.2	1,067.7
Provision for Profit Sharing & Bonuses	(15.9)	9.6	(15.9)	9.6

Net income before income tax, social contribution and minorities	1,098.3	1,077.3	1,098.3	1,077.3

Income tax and social contribution at nominal tax rate (34%)	(373.4)	(366.3)	(373.4)	(366.3)
Adjustments to effective rate:
Interest on own capital	89.4	81.3	89.4	81.3
Losses from foreign subsidiaries not subjected to tax	22.3	(2.8)	22.3	(2.8)
Equity gains from subsidiaries	17.3	16.9	17.3	16.9
Amortization of non-deductible goodwill	(130.6)	(121.6)	(130.6)	(121.6)
Exchange Rate tax effect hedge	-	-	-	-
Tax Retention	-	-	-	-
Exchange variations over investments	(5.9)	(22.2)	(5.9)	(22.2)
Permanent additions/reductions and other	40.2	(8.3)	40.2	(8.3)
Total income taxes and social contribution	(340.7)	(423.0)	(340.7)	(423.0)
Effective income tax and social contribution rate	31.0%	39.3%	31.0%	39.3%

InBev Brasil Incorporation Fiscal benefit Adjustment

Fiscal benefit for InBev Brasil incorporation	87.7	87.7	87.7	87.7
Total income taxes and social contribution excluding fiscal benefit effect	(253.0)	(335.3)	(253.0)	(335.3)
Effective income tax and social contribution rate adjusted for fiscal benefit	25.0%	33.9%	25.0%	33.9%

Provision for Profit Sharing and Bonuses

Profit sharing expense in Q1 2008 was R$15.9 million compared to gains of R$9.6 million in Q1 2007. In Q1 2007 we adjusted our 2006 provision based on actual target achievement. Our provision for 2008 reflects our best estimate of the Company’s target achievements as of March 31, 2008.

Minority Interest

Minority interests in AmBev’s subsidiaries totaled a R$13.8 million expense in Q1 2008 compared to a R$8.4 million expense in 2007, primarily as a result of better performance by our subsidiary Quinsa.

Net Income

AmBev posted a net income of R$743.8 million (+15.2%) in the period. This main reason for this increase is lower Net Other Operating Expenses and lower Income Tax Expenses in the period. Earnings per shares were R$1.22 in the quarter, increasing 18.6% when compared to last year. Excluding goodwill amortization, earnings per share increased by 22.1% during Q1 compared to last year.

First Quarter 2008 Results May 08, 2008 Page 19

Reconciliation between EBITDA and Net income

Both EBITDA and EBIT are measures utilized by AmBev’s management to demonstrate the Company’s performance.

EBITDA is calculated excluding from Net Income the following effects: (i) Provision for Income Tax and Social Contribution (ii) Provision for Profit Sharing & Bonuses (iii) Minority Interest (iv) Non-Operating Income (Expenses) (v) Net Financial Result (vi) Equity Income (vii) Other Operating Income (Expenses) (viii) Provisions, Net and (ix) Depreciation & Amortization.

EBITDA and EBIT are not accounting measures utilized in accounting practices in either Brazil or the United States of America (US GAAP) and should not be considered as an alternative to Net Income as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity. EBITDA and EBIT do not have a standard calculation method and AmBev’s definition of EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Net Income to EBITDA	1Q08	1Q07	YTD 08	YTD 07

Net income	743.8	645.9	743.8	645.9
Provision for Income Tax/Social Contrib.	340.7	423.0	340.7	423.0
Provision for Profit Sharing & Bonuses	15.9	(9.6)	15.9	(9.6)
Minority Interest	13.8	8.4	13.8	8.4
Income Before Taxes	1,114.2	1,067.7	1,114.2	1,067.7
Non-Operating Income (Expense)	3.3	(7.7)	3.3	(7.7)
Net Financial Result	272.2	296.2	272.2	296.2
Equity on earnings (losses) of investees	(16.7)	(0.1)	(16.7)	(0.1)
Other Operating Income (Expense)	284.5	369.6	284.5	369.6
Provisions for Contingencies	32.1	27.1	32.1	27.1
EBIT	1,689.6	1,752.8	1,689.6	1,752.8
Depreciation & Amortization	384.5	289.8	384.5	289.8
EBITDA	2,074.1	2,042.6	2,074.1	2,042.6

Shareholding Structure

The table below shows AmBev’s shareholding structure on March 31, 2008.

AmBev Shareholding Structure
March 31st, 2008
	ON	%Outs	PN	%Outs	Total	%Outs
InBev	253,527,737	73.9%	122,065,577	45.5%	375,593,314	61.4%
FAHZ	56,320,758	16.4%	0	0.0%	56,320,758	9.2%
Market	33,410,542	9.7%	146,252,855	54.5%	179,663,397	29.4%
Outstanding	343,259,037	100.0%	268,318,432	100.0%	611,577,469	100.0%
Treasury	1,795,691		11,044,076		12,839,767
TOTAL	345,054,728		279,362,508		624,417,236
Free float bovespa	30,239,608	8.8%	96,607,272	36.0%	126,846,880	20.7%
Free float NYSE	3,170,934	0.9%	49,645,583	18.5%	52,816,517	8.6%

First Quarter 2008 Results May 08, 2008 Page 20

Exchange rates

AmBev translates the results of its foreign operations from their functional currency into Brazilian reais using the monthly average exchange rate. Average exchange rates during the periods were:

Average exchange rates
(To Brazilian Reais)	Currency	Q1 2008	Q1 2007	YTD 2008	YTD 2007

USD:BRL	U.S Dollar	1.7365	2.1078	1.7365	2.1078
CAD:BRL	Canadian Dollar	1.7294	1.7991	1.7294	1.7991
ARS:BRL	Argentinean Peso	0.5514	0.6812	0.5514	0.6812
PYG:BRL	Paraguayan Guarani	0.0004	0.0004	0.0004	0.0004
PEN:BRL	Peruvian Nuevo Sol	0.6019	0.6612	0.6019	0.6612
DOP:BRL	Dominican Peso	0.0520	0.0635	0.0520	0.0635
UYU:BRL	Uruguayan Peso	0.0832	0.0868	0.0832	0.0868
BOB:BRL	Bolivian Bolívar	0.2291	0.2640	0.2291	0.2640
CLP:BRL	Chilean Peso	0.0038	0.0039	0.0038	0.0039
GTQ:BRL	Guatemalan Quetzal	0.2263	0.2750	0.2263	0.2750
VEF:BRL	Venezuelan Bolívar Fuerte	0.8104	0.9804	0.8104	0.9804

First Quarter 2008 Results May 08, 2008 Page 21

4Q 2007 EARNINGS CONFERENCE CALL

Speakers	Luiz Fernando Edmond Chief Executive Officer for Latin America
Bernardo Paiva Chief Executive Officer for North America
João Castro Neves Chief Executive Officer for Quinsa
Graham Staley CFO and Investor Relations Officer

Language	English

Date	May 8, 2008 (Thursday)

Time	11:00 (Brasília time) 10:00 (EST)

Phone number	US / International Participants	1-973-935-8893

Code	46620811

Please call 15 minutes prior to the beginning of the conference call.

The conference call will be transmitted live through the Internet on the website www.ambev-ir.com.
The conference call replay will be available on AmBev’s website around two hours after the conclusion.

For additional information, please contact the Investor Relations Department:

Michael Findlay	Myriam Bado
(5511) 2122-1415	(5511) 2122-1414
ir@ambev.com.br	acmbsp@ambev.com.br

WWW.AMBEV-IR.COM

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

First Quarter 2008 Results May 08, 2008 Page 22

AmBev - Segment Financial Information
Organic Results
	AmBev Brazil
	Beer Brazil			CSD & NANC Brazil			Other Products			Total AmBev Brazil
	1Q08	1Q07%		1Q08	1Q07%		1Q08	1Q07%		1Q08	1Q07%
Volumes (000 hl)	16,909	16,934	-1.9%	5,821	5,877	-1.4%				22,730	22,812	-1.7%

R$ million
Net Sales	2,565.0	2,450.2	3.9%	531.5	507.5	4.3%	67.2	44.3	51.8%	3,163.6	3,001.9	4.7%
% of Total	52.9%	52.6%		11.0%	10.9%		1.4%	1.0%		65.3%	64.5%
COGS	(739.3)	(654.4)	11.0%	(228.1)	(247.0)	-8.4%	(41.4)	(22.5)	83.9%	(1,008.7)	(923.8)	7.6%
% of Total	44.9%	42.2%		13.9%	15.9%		2.5%	1.5%		61.3%	59.6%
Gross Profit	1,825.7	1,795.8	1.4%	303.4	260.5	16.3%	25.8	21.8	18.6%	2,154.9	2,078.1	3.4%
% of Total	57.0%	57.8%		9.5%	8.4%		0.8%	0.7%		67.3%	66.9%
SG&A	(816.9)	(653.2)	15.0%	(130.5)	(106.4)	2.5%	(0.4)	(0.9)	-48.5%	(947.9)	(760.4)	13.1%
% of Total	54.0%	48.3%		8.6%	7.9%		0.0%	0.1%		62.6%	56.2%
EBIT	1,008.8	1,142.6	-6.4%	172.9	154.1	25.9%	25.4	20.9	21.4%	1,207.0	1,317.6	-2.2%
% of Total	59.7%	65.2%		10.2%	8.8%		1.5%	1.2%		71.4%	75.2%
Depr. & Amort.	(208.8)	(134.1)		(66.4)	(40.7)		0.0	0.0		(275.2)	(174.8)
EBITDA	1,217.6	1,276.7	-4.7%	239.3	194.8	23.0%	25.4	20.9	21.4%	1,482.3	1,492.4	-0.7%
% of Total	58.7%	62.5%		11.5%	9.5%		1.2%	1.0%		71.5%	73.1%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-28.8%	-26.7%		-42.9%	-48.7%		-61.6%	-50.8%		-31.9%	-30.8%
Gross Profit	71.2%	73.3%		57.1%	51.3%		38.4%	49.2%		68.1%	69.2%
SG&A	-31.9%	-26.7%		-24.6%	-21.0%		-0.7%	-2.0%		-30.0%	-25.3%
EBIT	39%	46.6%		32.5%	30.4%		37.8%	47.2%		38.2%	43.9%
Depr. & Amort.	-8.1%	-5.5%		-12.5%	-8.0%		0.0%	0.0%		-8.7%	-5.8%
EBITDA	47.5%	52.1%		45.0%	38.4%		37.8%	47.2%		46.9%	49.7%

Per Hectoliter - Reported (R$/hl)
Net Sales	151.7	144.7	4.8%	91.3	86.3	5.7%				139.2	131.6	5.8%
COGS	(43.7)	(38.6)	13.1%	(39.2)	(42.0)	-6.8%				(44.4)	(40.5)	9.6%
Gross Profit	108.0	106.0	1.8%	52.1	44.3	17.6%				94.8	91.1	4.1%
SG&A	(48.3)	(38.6)	25.3%	(22.4)	(18.1)	23.9%				(41.7)	(33.3)	25.1%
EBIT	59.7	67.5	-11.6%	29.7	26.2	13.2%				53.1	57.8	-8.1%
Depr. & Amort.	(12.3)	(7.9)	56.0%	(11.4)	(6.9)	64.9%				(12.1)	(7.7)	58.1%
EBITDA	72.0	75.4	-4.5%	41.1	33.1	24.0%				65.2	65.4	-0.3%

First Quarter 2008 Results May 08, 2008 Page 23

	Hila Operations						North America			AmBev
	Quinsa			Hila-ex			Operations			Consolidated
	1Q08	1Q07%		1Q08	1Q07%		1Q08	1Q07%		1Q08	1Q07%
Volumes (000 hl)	9,178	8,354	9.9%	1,644	1,612	2.0%	2,233	2,066	0.8%	35,785	34,844	1.4%

R$ million
Net Sales	805.3	769.4	23.4%	146.1	178.9	-3.6%	732.7	704.8	2.2%	4,847.8	4,655.0	7.1%
% of Total	16.6%	16.5%		3.0%	3.8%		15.1%	15.1%		100.0%	100.0%
COGS	(306.3)	(299.9)	20.9%	(89.2)	(103.6)	0.9%	(240.5)	(222.4)	5.0%	(1,644.8)	(1,549.8)	9.4%
% of Total	18.6%	19.4%		5.4%	6.7%		14.6%	14.4%		100.0%	100.0%
Gross Profit	499.0	469.5	24.9%	56.8	75.3	-9.8%	492.2	482.4	0.9%	3,202.9	3,105.2	6.0%
% of Total	15.6%	15.1%		1.8%	2.4%		15.4%	15.5%		100.0%	100.0%
SG&A	(171.6)	(170.3)	17.0%	(94.1)	(111.1)	1.0%	(299.7)	(310.6)	-7.9%	(1,513.4)	(1,352.4)	7.8%
% of Total	11.3%	12.6%		6.2%	8.2%		19.8%	23.0%		100.0%	100.0%
EBIT	327.4	299.2	29.5%	(37.3)	(35.8)	nm	192.5	171.8	16.8%	1,689.6	1,752.8	4.5%
% of Total	19.4%	17.1%		-2.2%	-2.0%		11.4%	9.8%		100.0%	100.0%
Depr. & Amort.	(48.7)	(44.0)		(21.8)	(26.4)		(38.8)	(44.7)		(384.5)	(289.8)
EBITDA	376.1	343.2	29.3%	(15.5)	(9.4)	nm	231.3	216.5	9.7%	2,074.1	2,042.6	4.9%
% of Total	18.1%	16.8%		-0.7%	-0.5%		11.2%	10.6%		100.0%	100.0%

% of Net Sales
Net Sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-38.0%	-39.0%		-61.1%	-57.9%		-32.8%	-31.6%		-33.9%	-33.3%
Gross Profit	62.0%	61.0%		38.9%	42.1%		67.2%	68.4%		66.1%	66.7%
SG&A	-21.3%	-22.1%		-64.4%	-62.1%		-40.9%	-44.1%		-31.2%	-29.1%
EBIT	40.7%	38.9%		-25.5%	-20.0%		26.3%	24.4%		34.9%	37.7%
Depr. & Amort.	-6.0%	-5.7%		-14.9%	-14.7%		-5.3%	-6.3%		-7.9%	-6.2%
EBITDA	46.7%	44.6%		-10.6%	-5.3%		31.6%	30.7%		42.8%	43.9%

Per Hectoliter - Reported (R$/hl)
Net Sales	87.7	92.1	-4.7%	88.9	111.0	-19.9%	328.2	341.1	-3.8%	135.5	133.6	1.4%
COGS	(33.4)	(35.9)	-7.0%	(54.3)	(64.3)	-15.5%	(107.7)	(107.6)	0.1%	(46.0)	(44.5)	3.3%
Gross Profit	54.4	56.2	-3.3%	34.6	46.7	-25.9%	220.5	233.4	-5.6%	89.5	89.1	0.4%
SG&A	(18.7)	(20.4)	-8.3%	(57.3)	(68.9)	-16.9%	(134.2)	(150.3)	-10.7%	(42.3)	(38.8)	9.0%
EBIT	35.7	35.8	-0.4%	(22.7)	(22.2)	2.1%	86.2	83.1	3.7%	47.2	50.3	-6.1%
Depr. & Amort.	(5.3)	(5.3)	0.8%	(13.2)	(16.4)	-19.1%	(17.4)	(21.6)	-19.7%	(10.7)	(8.3)	29.2%
EBITDA	41.0	41.1	-0.2%	(9.4)	(5.8)	61.6%	103.6	104.8	-1.1%	58.0	58.6	-1.1%

First Quarter 2008 Results May 08, 2008 Page 24

CONSOLIDATED BALANCE SHEET
	AmBev
Brazilian GAAP	Consolidated
R$ million	Mar 2008	Dec 2007
ASSETS
Cash and Cash Equivalents	1,895.5	2,308.2
Short-Term Investments	140.3	174.8
Trade Accounts Receivable	965.4	1,623.1
Inventories	1,599.1	1,457.8
Recoverable Taxes (somar aos outros)	-	-
Other	1,813.1	1,984.9
Total Current Assets	6,884.8	7,880.4

Recoverable Taxes	3,013.0	3,244.0
Receivable from Employees/Financed Shares	-	-
Judicial Deposits, Compulsories and Fiscal Incentives	423.5	405.6
Financial Investments	-
Other	777.9	697.8
Total Long-Term Assets	4,214.4	4,347.4

Investments, Including Goodwill, net	15,133.6	15,042.9
Property, Plant & Equipment	5,921.1	5,981.5
Deferred Charges	2,115.8	2,223.6
Total Permanent Assets	23,170.5	23,248.0

TOTAL ASSETS	34,269.7	35,475.8

LIABILITIES
Short-Term Debt	3,018.4	2,476.3
Debentures	-	-
Trade Accounts Payable	1,522.8	2,129.1
Sales & Other Taxes Payable	957.0	1,261.0
Dividend Payable	-	-
Salaries & Profit Sharing Payable	369.0	402.4
Income Tax, Social Contribution, & Other	247.1	720.9
Other	1,514.8	1,496.4
Total Current Liabilities	7,629.1	8,486.1

Long-Term Debt	7,242.5	7,375.9
Debentures	-	-
Deferred Sales Tax (ICMS)	587.2	617.4
Provision for Contingencies	808.3	808.4
Other	226.8	292.8
Total Long-Term Liabilities	9,021.8	9,226.0

TOTAL LIABILITIES	16,650.9	17,712.1

DEFERRED INCOME	156.6	156.5

MINORITY INTEREST	37.4	187.3

SHAREHOLDERS' EQUITY	17,424.8	17,419.9

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	34,269.7	35,475.8

First Quarter 2008 Results May 08, 2008 Page 25

CONSOLIDATED STATEMENT OF CASH FLOWS
	AmBev	AmBev
R$ million	1Q08	1Q07
Cash Flows from Operating Activities
Net income for the quarter	743.8	645.9
Adjustments to reconcile net income
to cash provided by operating activities
Non-cash Expenses (Income)
Depreciation and amortization	384.5	289.8
Amortization of goodwill	413.7	397.4
Contingencies and liabilites associated with tax disputes	32.1	27.1
Financial charges on contingencies, including interest	2.3	4.2
Discount in debt settlement	(2.8)	(3.0)
Financial charges on advances to employees for purchase of shares	(1.8)	(2.2)
Financial charges on taxes and contributions	16.4	(3.0)
(Gain) loss on disposal of PP&E, net	20.5	51.0
Provision for losses in inventory and other assets	3.7	3.5
Financial charges on debt	241.9	91.9
Forex variations and unrealized gains on marketable securities	(226.7)	(27.9)
Deferred income tax (benefit) expense	110.2	221.9
Foreign exchange holding effect on assets abroad	(77.2)	14.3
Minority interest	13.8	8.4
Equity income	(16.7)	(0.1)
Interest gain (loss) in subsidiaries	(0.0)	(0.0)
Provision for restructuring	4.1	1.3
Recovery of tax credits	0.4	2.0
(Increase) decrease in assets
Trade accounts receivable	624.6	536.7
Sales taxes recoverable	24.4	(37.4)
Inventories	(154.3)	(23.7)
Judicial Deposits	(15.6)	(9.4)
Receivables and other	(117.2)	(45.2)
(Decrease) increase in liabilities
Trade accounts payable	(596.2)	(279.6)
Payroll, profit sharing and related charges	(27.6)	(95.3)
Income tax, social contribution, and other taxes payable	(543.2)	(331.8)
Contingencies and legal proceedings paid	(43.6)	(27.1)
Other	(45.3)	(81.8)
Net Cash Provided by Operating Activities	768.2	1,327.9

Cash Flows from Investing Activites
Short-Term Investiments	31.5	64.6
Acquisition of Investments, net from acquired cash	(636.4)	(364.4)
Disposal of property, plant and equipment	16.5	6.8
Property, plant and equipment	(244.9)	(189.5)
Deferred charges expenditures	(5.3)	(3.2)
Net Cash Provided (Used) in Investing Activities	(838.6)	(485.7)

Cash Flows from Financing Activites
Advances to employees for purchase of shares	1.5	16.2
Dividends, interest distribution	(2.7)	(440.9)
Repurchase of shares in treasury	(508.8)	(765.6)
Payments received in advance for future capital increase	0.0	0.7
Sale of shares in treasury	(43.3)	1.2
Increase in debt	2,815.6	2,588.2
Payment of debt	(2,604.7)	(2,064.6)
Net Cash Provided (Used) in Financing Activities	(342.4)	(664.8)

Effect of foreing exchange variaton on Cash and cash equivalents	0.1	(26.8)

Subtotal	(412.7)	150.6

Cash and cash equivalents, beginning of period	2,308.2	1,538.9
Cash and cash equivalents, end of period	1,895.5	1,689.5
Net increase in cash and cash equivalents	(412.7)	150.6

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 8th, 2008

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations